Exhibit 99.1

Daqo New Energy Announces Fourth Quarter and Fiscal Year 2011 Results

CHONGQING, China—March 21, 2012—Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading polysilicon manufacturer based in China, today announced its unaudited financial results for the fourth quarter and fiscal year 2011.

Fourth Quarter 2011 Financial and Operating Highlights

•

Polysilicon shipments were approximately 834 metric tons, or MT. Photovoltaic (PV) module shipments were 9.6 Mega watts, or MW. Wafer shipments were 7.8 MW. In addition, the Company provided 5.9 MW PV modules manufacturing outsourcing service to its customers.

•	Revenues were $38.2 million, compared to $59.6 million in the third quarter of 2011 and $81.9 million in the fourth quarter of 2010.

•

Gross loss was $11.2 million, compared to gross profit $19.9 million in the third quarter of 2011 and $45.8 million in the fourth quarter of 2010. Excluding the impact of $10.6 million inventory write-down, gross loss would be $0.6 million.

•

Gross margin was negative 29.3%, compared to positive 33.3% in the third quarter of 2011 and 55.9% in the fourth quarter of 2010. Excluding $10.6 million of inventory write-down, gross margin would be negative 1.6%.

•	Operating loss was $49.9 million, compared to operating profit $17.1 million in the third quarter of 2011 and $41.3 million in the fourth quarter of 2010.

•

Operating margin was negative 130.4%, compared to positive 28.8% in the third quarter of 2011 and 50.4% in the fourth quarter of 2010. Excluding provision of fixed assets impairment of $38.5 million and inventory write-down of $10.6 million, operating loss would be $0.8 million, representing a margin of negative 2.1%.

•	Net loss attributable to Daqo New Energy Corp. shareholders was $39.4 million, compared to profit $12.1 million in the third quarter of 2011 and $32.8 million in the fourth quarter of 2010.

•	Earnings per fully diluted ADS were negative $1.12, compared to positive $0.34 in the third quarter of 2011, and $0.95 in the fourth quarter of 2010.

Full Year 2011 Results Financial and Operating Highlights

•	Polysilicon shipments were 3,947 MT, an increase of 8.1% from 2010.

•	Revenues were $255.8 million, an increase of 5.4% from 2010.

•	Gross profit was $86.1 million, compared to $106.2 million in 2010.

•	Gross margin was 33.7%, compared to 43.8% in 2010.

•	Operating income was $43.4 million, compared to $92.5 million in 2010.

•	Net income was $34.9 million, compared to $69.1 million in 2010.

•	Net income attributable to Daqo New Energy Corp. shareholders was $33.3 million, compared to $68.6 million in 2010.

•	Earnings per fully-diluted ADS were $0.95, compared to $2.32 in 2010.

“In the fourth quarter of 2011, we continued to operate our polysilicon manufacturing smoothly. We achieved our targets for production and shipment. In addition, we successfully conducted annual maintenance, and in turn laid a concrete foundation for the operation in 2012.” commented Dr. Gongda Yao, Chief Executive Officer of the Company “Nevertheless, the weakening industry environment resulted in even lower selling prices for Polysilicon, Wafer and Module compared to the third quarter, which adversely affected our profitability.”

“For 2011, we achieved a year of growth in both shipment and revenue. We will continue our commitments to further improve operation efficiency and lower manufacturing cost. We are taking initiatives in our existing Wanzhou site and expect to see significant cost reduction when our Xinjiang facilities start operation in the fourth quarter of 2012.”

Dr. Yao continued “In order to best concentrate our financial and operational resources on Xingjiang project, which we believe is the first priority given the current market situation, we implemented projects consolidation plan to postpone the Hydrochlorination project in Wanzhou for one year. We will resume this project after Xinjiang facilities successfully ramp up. Besides that, the module production plan of JNE Daqo Solar Corp., which was a joint venture between Daqo New Energy and JNE in Canada, has also been suspended indefinitely.”

“In spite of the near term uncertainties and challenges in the market, we are confident that solar PV is becoming one of the most feasible, affordable and reliable alternative energies. We believe our Company with its high-quality and low cost polysilicon will weather through the downturn and seize opportunities for the next growth stage.” Dr. Yao concluded.

Fourth Quarter 2011 Results

Revenues

Revenues were $38.2 million, compared to $59.6 million in the third quarter of 2011 and $81.9 million in the fourth quarter of 2010. The change was primarily attributable to change in revenues generated from sales of polysilicon. The Company generated revenues of $25.1 million from 834 MT polysilicon sold, compared to revenues of $53.0 million from 1,022 MT of polysilicon sold in the third quarter of 2011, and revenues of $73.4 million for 966 MT of polysilicon sold in the fourth quarter of 2010. The difference in revenues from polysilicon sold was primarily due to a lower average selling price of polysilicon combined with lower shipment volume in the fourth quarter of 2011.

In the fourth quarter of 2011, the Company also generated $0.4 million, $9.8 million and $2.9 million for module processing service fee, sales of PV modules and wafers, respectively.

Gross profit and margin

Gross loss was $11.2 million, compared to gross profit $19.9 million in the third quarter of 2011 and $45.8 million in the fourth quarter of 2010.

Gross margin was negative 29.3%, compared to positive 33.3% in the third quarter of 2011 and 55.9% in the fourth quarter of 2010.

The fluctuation in gross profit and gross margin from the third quarter of 2011 was primarily due to the lower average selling price and shipment volume of the polysilicon product combined with the impact of non-cash inventory write-down in the fourth quarter of 2011. The total inventory write-down for polysilicon, wafer and modules in the fourth quarter of 2011 due to lower of cost or market (LCM) amounted to $10.6 million, compared to $3.7 million in third quarter of 2011. The fluctuation in gross profit and gross margin from the fourth quarter of 2010 was also primarily due to lower average selling prices of polysilicon, wafer and PV modules and inventory write-down.

Selling, general and administrative expenses

Selling, general and administrative expenses were $3.5 million in the fourth quarter of 2011, compared to $4.3 million in third quarter of 2011 and $5.2 million in the fourth quarter of 2010. The decrease of selling, general and administrative expenses from the third quarter of 2011 and the fourth quarter of 2010 was primarily due cost control efforts.

Research and development expenses

Research and development expense was $0.3 million in the fourth quarter of 2011, compared to $0.2 million in the third quarter of 2011 and $0.1 million in the fourth quarter of 2010.

Fixed asset impairment loss

In the fourth quarter of 2011, due to the challenging solar market conditions, the Company recognized an impairment of long-lived assets of wafer and modules of $38.5 million. The impairment of long-lived assets of wafer and modules was to reflect the less than expected profit-generating ability of assets for the production of wafer and modules due to a sharp decline in the spot market price of wafer and modules.

Other operating income

Other operating income was $3.6 million in the fourth quarter of 2011, compared to $1.8 million in the third quarter of 2011 and $0.8 million in the fourth quarter of 2010. Other operating income was mainly composed of unrestricted cash incentives that the Company received from local government authorities, which fluctuates from period to period.

Operating income and margin

As a result of the foregoing, operating loss was $49.9 million, compared to operating profit $17.1 million in the third quarter of 2011 and $41.3 million in the fourth quarter of 2010.

Operating margin was negative 130.4%, compared to positive 28.8% in the third quarter of 2011 and 50.4% in the fourth quarter of 2010.

Net Interest expense

Net interest expense in the fourth quarter of 2011 was $2.4 million, compared to $1.9 million in the third quarter of 2011 and $1.8 million in the fourth quarter of 2010. The increase from the third quarter of 2011 was primarily due to $0.7 million interest income in the third quarter due to the time deposits. The increase from the fourth quarter of 2010 was primarily due to the increase of the Company’s average short-term and long-term borrowing in the fourth quarter of 2011.

Income tax expense

Income tax expense in the fourth quarter of 2011 was negative $13.2 million, compared to positive $2.9 million in the third quarter of 2011 and $6.0 million in the fourth quarter of 2010. The change from the third quarter of 2011 and the fourth quarter of 2010 was primarily due to the loss before tax in the fourth quarter of 2011.

Net Income (loss) attributable to our shareholders, net margin and earnings per share

As a result of the aforementioned, net loss attributable to Daqo New Energy Corp. shareholders was $39.4 million, compared to net profit $12.1 million in the third quarter of 2011 and $32.8 million in the fourth quarter of 2010.

Net margin was negative 103.1% in the fourth quarter of 2011, compared to positive 20.3% in the third quarter of 2011 and 40.1% in the fourth quarter of 2010.

Earnings per fully diluted ADS were negative $1.12, compared to positive $0.34 in the third quarter of 2011, and $0.95 in the fourth quarter of 2010.

Full Year 2011 Results

Revenues

Revenues were $255.8 million, compared to $242.7 million in 2010. The increase was primarily attributable to $1.0 million increase of the revenues generated from sales of polysilicon, $12.7 million increase of the revenues generated from the sales of PV modules and $2.4 million increase of the revenues generated from module processing service fee offset by $3.0 million decrease of the revenues generated from sales of wafers. The Company sold approximately 3,947 MT of polysilicon, 16.8 MW wafer and 20.2 MW PV modules during 2011, compared to 3,650 MT of polysilicon, 18.1 MW wafer and 7.8 MW PV modules during 2010.

Gross profit and margin

Gross profit for 2011 was $86.1 million, compared to $106.2 million for 2010 .Gross margin was 33.7% for 2011, compared to 43.8% for 2010.

The change in gross profit and gross margin from 2010 was primarily due to lower average selling price of polysilicon and higher shipment volume combined with the impact of non-cash inventory write-down in 2011.

Selling, general and administrative expenses

Selling, general and administrative expenses were $15.6 million in 2011, compared to $15.7 million in 2010. No significant fluctuation existed.

Research and development expenses

Research and development expense was $0.7 million in 2011, compared to $1.4 million in 2010.

Fixed asset impairment loss

The Company recognized an impairment loss for the long-lived assets of its wafer and modules business of $38.5 million in 2011. The impairment loss of long-lived assets of wafer and modules was to reflect the less than expected profit-generating ability of assets for the production of wafer and modules due to a sharp decline in the spot market price of wafer and modules

Other operating income

Other operating income was $12.1 million in 2011, compared to $3.4 million in 2010. Other operating income was mainly composed of unrestricted cash incentives that the Company received from local government authorities, which fluctuates from period to period.

Operating income and margin

As a result of the foregoing, operating income was $43.4 million, compared to $92.5 million in 2010. Operating margin was 17.0%, compared with 38.1% in 2010.

Net Interest expense

Net interest expense in 2011 was $7.8 million, compared to $9.3 million in 2010. The decrease from 2010 was primarily due to $1.3 million increase of interest income due to the time deposits in 2011 and $0.2 million decrease of interest expense due to the higher interest capitalization in 2011.

Income tax expense

Income tax expense was $0.7 million, compared to $12.8 million for 2010. The decrease was primarily due to lower income before tax in 2011.

Net Income attributable to our shareholders, net margin and earnings per share

As a result of the aforementioned, net income attributable to Daqo New Energy Corp. shareholders for 2011 was $33.3 million, compared to $68.6 million in 2010.

Net margin attributable to Daqo New Energy Corp. shareholders was 13.0% for 2011, compared to 28.3% in 2010.

Earnings per fully-diluted ADS for 2011 were $0.95, compared to $2.32 in 2010.

Financial Condition

As of December 31, 2011, the Company had $104.3 million in cash and cash equivalents and restricted cash, compared to $66.8 million as of September 30, 2011. As of December 31, 2011, the accounts receivable balance was $22.7 million, compared to $29.1 million as of September 30, 2011. As of December 31, 2011, total borrowings were $277.5 million, of which $165.6 million were long-term borrowings, compared to total borrowings of $157.6 million, including $63.1 million long-term borrowings as of September 30, 2011.

Outlook for First Quarter 2012

For the first quarter of 2012, the Company expects to ship 800-900 MT of polysilicon. The Company also expects to ship approximately 16-17 MW of wafer and 5.3 MW of modules. For the module shipment, the Company further expects 2.9 MW will come from its brand name module and expects to provide 2.4 MW PV modules manufacturing outsourcing service to its customers. This outlook reflects our current and preliminary view and may be subject to change. Our ability to achieve this projection is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Conference Call

Daqo New Energy will host a conference call at 8:00 am, Eastern Standard Time on March 21, 2012 to discuss the results for the quarter. Joining the call will be Dr. Gongda Yao, the Company’s Chief Executive Officer and Mr. Bing Sun, the Chief Financial Officer.

The dial-in details for the live conference call are as follows:

U.S. Toll Free Number: 186 6519 4004

International dial-in number: + 65 6723 9381

China Domestic Toll Free: 800 819 0121

Hong Kong Toll Free: 800 930 346

Conference Password: 61653905

A replay will be available shortly after the call until April 21, 2012 on the Company website or by dialing:

U.S. dial-in number: 186 6214 5335

International dial-in number: +61 2 8235 5000

Conference Password: 61653905

This conference call will be broadcast live over the Internet and can be accessed on Daqo New Energy’s website at http://www.dqsolar.com. To listen to the live webcast, please go to Daqo New Energy’s website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China that aims to become a vertically integrated photovoltaic product manufacturer. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers and modules. For more information about Daqo New Energy, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of 2012 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to successfully implement our vertical integration strategy. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Consolidated Statement of Operations

(US dollars in thousands, except ADS and per ADS data)

	Three months ended Dec 31, 2011	Three months ended Sep 30, 2011	Three months ended Dec 31, 2010	Year ended December 31,
				2011	2010
Revenues	$38,235	$59,564	$81,892	$255,832	$242,686
Cost of revenues	(49,433)	(39,712)	(36,119)	(169,723)	(136,484)

Gross profit (loss)	(11,198)	19,852	45,773	86,109	106,202

Operating income (expenses)
Selling, general and administrative expenses	(3,489)	(4,326)	(5,180)	(15,564)	(15,692)
Research and development Expenses	(300)	(153)	(132)	(744)	(1,386)
Fixed asset impairment loss	(38,512)	—	—	(38,512)	—
Other operating income	3,631	1,765	811	12,117	3,383

Total operating expenses	(38,670)	(2,714)	(4,501)	(42,703)	(13,695)

Income from operations	(49,868)	17,138	41,272	43,406	92,507
Interest expense	(2,610)	(2,777)	(2,037)	(9,664)	(9,880)
Foreign exchange loss	(89)	(27)	(477)	(11)	(1,186)
Interest income	198	924	248	1,897	544

Income (loss) before income taxes	(52,369)	15,258	39,006	35,628	81,985
Income tax benefit (expense)	13,206	(2,878)	(5,963)	(714)	(12,837)

Net income (loss)	(39,163)	12,380	33,043	34,914	69,148
Net income attributable to non-controlling interest	259	314	219	1,590	577
Net income (loss) attributable to Daqo New Energy Corp. shareholders	(39,422)	12,066	32,824	33,324	68,571

Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	(3,300)

Net income (loss) attributable to Daqo New Energy Corp. ordinary shareholders	$(39,422)	$12,066	$32,824	$33,324	$65,271

Earnings per ADS
Basic and diluted	$(1.12)	$0.34	$0.95	$0.95	$2.32

Weighted average ADS outstanding
Basic	35,142,821	35,142,821	34,155,245	35,142,821	23,567,897
Diluted	35,142,821	35,142,821	34,674,637	35,142,821	28,145,265

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	December 31, 2011	September 30, 2011	December 31, 2010
ASSETS:
Current Assets:
Cash and cash equivalents	$92,697	$59,241	$203,636
Restricted cash	11,600	7,514	64
Accounts receivable, net	22,745	29,086	15,180
Prepaid expenses and other current assets	11,152	8,977	4,995
Advances to suppliers	2,847	3,057	4,950
Inventories	24,176	28,506	11,240
Amount due from related party	9,887	7,846	903
Deferred tax assets-current	4,349	1,174	770

Total current assets	179,453	145,401	241,738
Property, plant and equipment, net	636,475	599,842	399,558
Prepaid land use right	35,316	8,774	8,598
Deferred tax assets	17,901	1,445	918
Non-current assets	9,332	165	159

TOTAL ASSETS	$878,477	$755,627	$650,971

LIABILITIES:
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	$111,805	$94,482	$71,601
Accounts payable	15,037	12,632	4,302
Advances from customers	26,061	37,664	45,605
Payables for purchases of property, plant and equipment	37,145	24,100	16,701
Accrued expenses and other current liabilities	9,164	13,999	19,428
Amount due to related party	3,159	—	—
Income tax payable	15,470	10,428	13,373

Total current liabilities	217,841	193,305	171,010
Long-term borrowings	165,646	63,124	83,001
Accrued warranty cost	445	362	140
Advance from customer-Long term portion	12,508
Payables for purchases of property, plant and equipment	4,158
Deferred government subsidies	25,853	9,093	—
Amount due to related party		2,935	397

Total liabilities	426,451	268,819	254,548

EQUITY:
Daqo New Energy Corp. shareholders’ equity:
Ordinary shares	18	18	18
Additional paid-in capital	142,512	141,993	140,306
Retained earnings	150,205	189,627	116,881
Accumulated other comprehensive income	18,443	16,317	6,276

Total Daqo New Energy Corp.’s shareholders’ equity	311,178	347,955	263,481
Noncontrolling interest	140,848	138,853	132,942

Total equity	452,026	486,808	396,423

TOTAL LIABILITIES & EQUITY	$878,477	$755,627	$650,971

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-23-6486-6556

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.